Filed by Spartan Stores, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: August 1, 2013

Spartan Store, Inc.

First Quarter Fiscal 2014 Earnings Conference Call

August 1, 2013

Operator:

Good morning. And welcome to the Spartan Stores Incorporated First Quarter 2014 Earnings Conference. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on a touchtone phone. To withdraw your question, please press star, then two. Please note, this event is being recorded. I would now like to turn the conference over to your moderator, Ms. Katie Turner. Please go ahead.

Katie Turner:

Thank you. Good morning. And welcome to Spartan Stores First Quarter Fiscal Year 2014 Earnings Conference Call. By now everyone should have access to the earnings release for the first quarter ended June 22nd, 2014. For a copy, please visit Spartan Stores web site at www.SpartanStores.com. under “For Investors”. This call is being webcast and a replay will be available on the Company’s web site for approximately 10 days.

Before we begin, we’d like to remind everyone, comments made by Management during today’s call will contain forward-looking statements. These forward-looking statements discuss plans, expectations, estimates, and projects that might involve significant risks and uncertainties, actual results may differ materially from results discussed in these forward-looking statements. Internal and external factors that may cause such differences include among others, competitive pressures among food, retail and distribution companies. The uncertainties inherent in implementing strategy plan and general economic and market conditions.

Additional information about risk factors and the uncertainties associated with Spartan Stores forward-looking statements can be found on the Company’s first quarter earning release fiscal annual report on form 10-K and in the Company’s other filings with the SEC. Because of these risks and uncertainties investors should not place undue reliance on forward-looking statements. Spartan Stores disclaims any intentional obligation to update or revise any forward-looking statements.

This presentation includes certain non-GAAP metrics, and comparable period measures to provide investors with useful information about the Company’s financial performance. A reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and the other required Regulation G is included in the Company’s earning release issued after market closed yesterday.

It is now my pleasure to dues Mr. Dennis Eidson, President and CEO of Spartan Stores for opening remarks.

Dennis Eidson:

Thank you, Katie. Good morning, and thank you for joining our Frist Quarter Fiscal Year 2014 Earnings Conference Call. With me this morning are members of our team, including our EVP and Chief Financial Officer, Dave Staples, our EVP of Retail Operations, Derek Jones and our EVP of wholesale operations Ted Adornato.

I’ll begin by providing you with a brief overview of our business and financial performance for the first quarter and then Dave will share some more information and some specific details about the first quarter financial results as well as our outlook for the second quarter in the full fiscal year 2014 And finally, I’ll provide a few closing remarks, and we can open up the call and take some questions.

We are pleased to report another solid quarter of execution and to deliver improved first quarter financial results, despite some difficult comparisons to 2013. While we anticipated that the calendar shift of the Easter holiday would have a negative effect on the sales in the quarter, we also experienced very unfavorable weather conditions compared to the prior year when it was unseasonably warm and dry. Despite these head winds, we continue to benefit from improvements across both our distribution, and the retail segment due to the acquisition of a retail store in the third quarter of last year. New customer gains, the growing traction of our Industry Rewards Loyalty Program and increased fuel sales. To our team’s continued efforts to provide a strong value proposition as well as our disciplined expense management, we achieved better than expected adjusted earnings from continuing operations. And we generated increased cash flow from operations for the quarter.

Now, in reviewing our distribution segment results, sales increased .1% for the quarter, as new business gains were largely offset by the elimination of sales related to our acquisition of a customer store in the third quarter of fiscal 13. The calendar shift to the Easter holiday, and unfavorable weather conditions as I mentioned earlier. We continue to focus on increasing sales penetration with our existing customer base, and adding new customers in adjacent markets, similar to our new distribution customer in Ohio, which we added in the fourth quarter of fiscal 13.

We remain committed to enhancing our value-added service offerings to our customers and finding new ways to improve our efficiency. Our newest efficiency efforts involve investing in warehouse automation, and high low robotics to perform certain unloading and storage tasks, at our distribution center. We are in the testing phase. But expect this greater use of automation will help increase our productivity and operational efficiencies in the second half the year allowing us to continue to offer a highly competitive cost of goods to our customers. Net sales in our retail segment increased 2.4% due to the sales contribution of the grocery store we acquired as well as the new Valu Land store openings and increased fuel sales.

We continue to refine our Yes Rewards Program, including pharmacy and fuel value-added rewards in order to strengthen customer loyalty, and drive sales. The program continues to gain traction, and I’m pleased to report that the number of active households increased 1.3% from the same period last year.

Our pharmacies posted a 3.2% increase in comp script count for the quarter and a comparable decrease in average script price due to continued shift from branded to significantly lower-priced generic prescriptions. On the product side, we continue to drive both retail and distribution sales through the expansion of our private brand program. This program remains a key element of our strategy to increase our value proposition, and during the quarter, we launched 172 new private brand items. We ended the quarter with 4,650 items in our line-up and a private brand unit penetration at retail of 23.4%, which continues to place us above the national average. We continue to expect to introduce approximately 300 to 350 new private brand items over the course of this fiscal year.

Moving on to our capital plan during the first quarter, we had no major remodels but completed two minor remodels and store re-banners of Glen’s locations to our Family Fare brand. During the second quarter we anticipate completing four minor remodels and one major remodel. In addition, we opened a new Valu Land store in the Lansing market on July 21st. Although this is our eighth Valu Land location, we consider this banner a test and continue to experiment with our store offers and marketing. We’ve been relatively pleased with the customer acceptance to date for those customers that choose to shop Valu Land. We are now primarily focused on increasing brand awareness and driving traffic into those stores.

For the 2014 fiscal year, we plan to re-banner up to a total of 13 Glen’s locations to the Family Fare brand, and complete up to twelve minor remodels and three major remodels, many of which will be associated with the re-bannered locations.

Before I turn the call back over to Dave, I just wanted to comment on our recently announced merger with Nash Finch, we’re very excited about this transaction and really view it as a transformational step, in terms of strengthening our business, and enhancing our growth prospects. The proposed combination is highly attractive strategically, as it positions the Company for future organic and acquisitive growth to increase scale and complementary capabilities. The merger creates a $7.5 billion revenue Company, with a broader customer base and geographic reach across three highly competitive and balanced business units. Military distribution wholesale distribution, and retail.

We will have a strong balance sheet with the financial capability to support continued growth initiatives, paying an attractive dividend and reducing our debt levels. Along with our partners at Nash Finch, we also have identified over $50 million in costs synergies. Largely in the merchandising purchasing, consolidation of corporate functions, information technology, and operational efficiency areas. We anticipate realizing these synergies within a three-year timeline. As a reminder, we do expect to incur one-time integration costs of approximately $26 million over the same period.

Additionally, we expect the transaction to be accretive to earnings per share within the first full fiscal year of operations excluding the transaction-related expenses. As you are aware, we are a very disciplined organization, and the top priority for the new management team will be the integration of the cultures and operations of the two companies, and as a result, I’m confident our ability to realize the synergies identified, and that we will achieve the strategic objectives inherent in this merger.

With that overview, I’ll turn the call over to Dave, for more details on the first quarter financial result, and an outlook for the second quarter in the full-year fiscal 2014. Dave?

Dave Staples:

Thanks, Dennis, and good morning, everyone. Consolidated net sales for the first quarter increased 1.4% to 612.4 million compared to 603.9 million in the year ago quarter due to increases in both the distribution and retail segments. The growth was partially offset by the calendar shift of the Easter holiday selling week into the fourth quarter of fiscal 2013, and the other factors that Dennis mentioned. Distribution in fuel sales represented 42.2%, and 8% respectively, of consolidated net sales, compared to 42.8% and 7.5% respectively in last year’s first quarter.

The consolidated gross profit margin for the first quarter was 20.5%, compared to 20.2% last year. Primarily due to the improvement in the retail segment as we cycled our price freeze campaign.

First quarter adjusted operating expenses were 112.5 million or 18.4% of net sales, compared to 109.9 million, or 18.2% of net sales last year. The increase in the rate was due to higher incentive compensation, healthcare costs and depreciation and amortization. These results exclude 1.8 million in professional fees related to the merger with Nash Finch and a $1 million asset impairment charge in fiscal 2014, and 108,000 in professional fees for tax planning in fiscal 2013.

Adjusted EBITDA for the first quarter was 23.8 million, or 3.9% of net sales, compared to 22.6 million or 3.8% of net sales last year. Adjusted earnings from continuing operations for the first quarter were 6.5 million or $0.30 per diluted share compared to 5.4 million or $0.25 per diluted share last year. These results exclude professional fees related to the merger, of $0.05 per diluted share and an asset impairment charge of $0.03 per diluted share in fiscal year ‘14 and exclude a net $0.03 per diluted share benefit in fiscal 2013, related to task planning.

Turning to our operating segments, first quarter net sales for the distribution segment were 258.6 million compared to 258.3 million in the year-ago quarter. First quarter operating earnings for the distribution segment were 7.5 million if adjusted to exclude 1.8 million in professional fees related to the merger, versus 7.9 million if adjusted to exclude 100,000 in professional fees related to tax planning last year.

In our retail segment first quarter net sales were 353.8 million compared to 345.6 million last year. The increase in sales is driven by incremental sales from our recent grocery store acquisition new Valu Land store openings last year and increased fuel sales partially offset by negative comparable store sales. Comparable store sales excluding fuel decreased 2.9% in large part to the Easter calendar shift, which affected retail comps by 90 basis points. Sales were also impacted by cycling of the launch of the Prize Freeze Campaign unfavorable cold and wet weather conditions this year compared to unseasonably warm weather conditions last year, the cycling of the grand opening of a new relocated store in the Company’s Grand Rapids market and the continued shift in the pharmacy sales mix towards generic medications.

Retail segment operating earnings for the quarter were 5.2 million if adjusted to exclude a non cash pretax asset impairment charge of 1 million compared to 3.9 million last year. The improvement in adjusted operating earnings was due to the store acquisition and improved margins in our stock markets and fuel centers, partially offset by higher incentive compensation, depreciation amortization and healthcare costs.

From a cash flow perspective our operating cash flow was 7.4 million for the first quarter of fiscal 2014 compared to 19.2 million of cash used for the same period last year. The increase is primarily due to the timing of working capital requirements, lower income tax payments, and cycling of 5 million in payments for customer supply agreements entered into last year.

Total net long-term debt down 6.8 million to 147.8 million as of June 22nd, 2013, versus 154.6 million at the end of the first quarter last year, primarily due to the timing of working capital requirements.

Additionally, in conjunction with the previously announced merger we intend to enter into a new $1 billion credit facility which will be used to repay Nash Finch’s and Spartan’s outstanding borrowings and transaction related expenses. Upon completion of the merger, the facility will be funded and we expect to have approximately 190 million in availability beyond the capital needs of the business that can be used for strategic growth.

Additionally we anticipate that the Company—the combined Company will generate meaningful cash flow to continue to invest in the business, pay an attractive dividend and deleverage the Company. Both Spartan Stores and Nash Finch have strong consistent track records of returning cash to shareholders and the combined Company intends to do so issuing a quarterly dividend which will initially be set at $0.48 per share on an annualized basis.

I will now provide further detail on our outlook for the second quarter and full-year of fiscal 2014. For the second quarter we expect comparable store sales in the retail segment to be slightly negative to slightly positive as the weather returns to more seasonable conditions. We believe earnings per diluted share from continuing operations will exceed last year, due to benefits from the retail store acquisition, new customer gains and the Company’s Capital Program, as well as the maturation of the Yes Rewards Loyalty Program.

As we look to the full year for fiscal 2014, we expect comparable store sales, adjusted for the Easter calendar shift, which will occur in both the first and fourth quarters, to range from slightly negative to slightly positive. We continue to expect fiscal 2014 net consolidated sales, and adjusted earnings from continuing operations to exceed our fiscal 2013 results, excluding any expenses related to our recently announced merger. However, adjusted earnings from continuing operations are expected to flatten out in the second half of the year, when compared to the prior year, due to anticipated higher LIFO expense, lower fuel profit per gallon than realized in the first half of the year and the cycling of the retail store acquisition late in the third quarter. We expect the capital expenditures for fiscal 2014 will be in the range of 39 million to 42 million, with depreciation and amortization now in the range of 41 to 43 million, and total interest expense in the range of 9.5 to 10.5 million.

This concludes our financial discussion, and I will now turn the call back to Dennis for his closing remarks. Dennis.

Dennis Eidson:

Thanks, Dave, in closing, we delivered a solid first quarter performance, we continue to benefit from our retail store acquisition, new customer gains, and the growing traction of our Yes Rewards Loyalty Program, and remain confident in our plans to invest in the consumer experience, ensure a broad assortment of both brand name and private brand products and execute with excellence. We are continuing our remodeling efforts and introduction of new private brand products and believe that these initiatives, together with our effort to build on our core strengths and improve productivity across our operations will position us to deliver our sales and earnings outlook for fiscal ‘14. Further, we believe that continued improving business trends in the Michigan market, along with the additional growth opportunities from the Nash Finch merger will lead to better earnings per share growth for Spartan Stores in the years ahead.

And with that, we’ll now open up the call for your questions. Marie.

Operator:

Thank you, we will now begin the question-and-answer session. To ask a question, you may press star then one on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed, and you would like to withdraw your question, please press star, then two, at this time we will pause momentarily to assemble our Roster.

Our first question is Scott Mushkin, Wolfe Research, please go ahead. Mr. Mushkin?

Scott Mushkin:

Can you guys hear me?

Operator:

We can hear you now, sir. Thank you.

Scott Mushkin:

Thanks, guys, thanks for taking my questions. Sorry, I must have been muted and I didn’t realize it. I had a couple questions. First I wanted to do Valu Land. Are there any in the comp phase yet and if so how are they doing and maybe just an overall update on what your thoughts are on the format?

Dennis Eidson:

Yes. We have actually, and the last quarter, we had four stores in the comp phase. You know, this was a strange quarter, because of the way Easter landed. So Easter week a year ago we cycled week one of this first quarter and our comp store sales were predictably like negative 20%, or something in that range. If you take that out, the remaining 11 weeks in the quarter, the Valu Land stores comped positive, and they comped positive nine of the 11 weeks. In the quarter they do tend to be somewhat food stamp dependent, and in some of the marketplaces, so you might guess which weeks were a little bit softer. But, yes, comping positive for the most part, and we’re pleased with that. We’re in a similar situation early in Q2. The format continues to–we tweak it, we’re playing with it, obviously you heard me call it out as a test, we’re very energized about some parts of it, and we know we still have work to do in others. But the eighth store that just opened last week got off to a good start. It’s our second store in the greater Lansing marketplace. And I think we have enough boxes now with an assortment of demographics, different regions of the state, continue to be able to more effectively read this format, and determine where we’re going to go long-term.

Scott Mushkin:

So that’s a good color and I’d love to follow up if I could. Is kind of your sense of it, and I guess maybe remind us kind of the positioning, Valu Land we know it’s a discount but how you’re pricing what the private label mix, maybe the brand is, Dennis, and as you look at this, what’s your initial sense, you know, vis-a-vis maybe Nash Finch, is there opportunity to, you know, potentially, as you look at things, maybe you have this be a part of a growth platform as you move out? Or is it way too early to say that?

Dennis Eidson:

You know, Scott, I think it may be early, but I can tell you on some levels I’m pretty encouraged. You know, the geography that we have these boxes in, it’s extremely varied. It’s a more urban setting in Lansing, some of metro Detroit is more suburban, some of the earlier boxes are really more rural in nature. And those are in the comp phase, actually, the earlier boxes, and I just described some of the performance on the comp. If you look at Nash Finch’s business, they–and the retail sector, you know, they have a pretty wide variety of demographic. But they have a fair amount of that rural in their portfolio. So we’re intrigued by that. Having said–I’ll repeat, it’s a little bit early, the go-to-market there, Scott, just to remind you is, we looked at, you know, the alternatives in the space, you know, and I guess the most obvious duo are Aldi and Save-a-Lot, they are both great competitors, they do a wonderful job. But when we did our research, we did conclude there was an opportunity to have more variety in the store. You’ll find in our box that we’ll have the leading national brand in virtually every center store category, as well as an entry level price point either covered off by Valu Time or Spartan brand, and then in the perimeter, we noted in our research that there was a desire for a more robust meat and produce offering. So we’re actually cutting meat in the store. And we have a real meat department and a real produce department. And so we’re getting very strong scores for that. Our overall satisfaction scores in the store are the highest of any brand that we’re operating in. We’re getting very strong scores for price and value. We do instant consumer feedback kind of thing on your receipt. And it’s a one to five grading scale, and we only count the fives, right? So ask, would you give the store a five for prize? We’re getting, you know, somewhere between 60 and 65% of the customers giving us five on the price metric, and we’re feeling pretty good about that.

The private brand penetration in Center store is running in excess of 40% in these stores on a unit basis. It’s, you know, so it’s a fairly robust shopper for private brand product that we’re attracting. And as you know, we’ve treated, you know, private brand as a strategic plank to the Company’s position for a long time. I mean I think that’s resonating. So I don’t know if that helps you a little bit.

Scott Mushkin:

It helps tremendously. I appreciate it. If I could maybe turn to Dave and I’ll yield and get back in the queue. You cycled promotions, I think you mentioned, from last year, how should we think about gross profit margins going forward? Is it still something that’s probably going to head higher as you continue that cycling phase, or is there something that’s going to cause that not to happen? And then I’ll yield. Thank you.

Dave Staples:

I think really, you look through the history of how we’ve rolled out price freeze, and it was rolled out in, you know, the initial roll-out and then every 90 days in incremental rollouts. I think we’ve really cycled through the bulk of the margin improvement that you’re going to see. I would say margins would be flattish, you know, more on trends like you’ve seen in the past prior to the cycling.

Scott Mushkin:

Perfect. Thanks, guys, I’ll get back in the queue. Thanks.

Operator:

Thank you. Our next question will be Chuck Cerankosky from North Coast Research. Please go ahead.

Chuck Cerankosky:

Good morning, gentlemen. Another quick question about Valu Land, any thoughts about putting general merchandise into the stores ala what Aldi has done.

Dennis Eidson:

We observed very closely what the competitive set is doing, and we have experimented with some GM, we do some in and out. Not nearly as aggressively as they have. And we do have a small amount of GM in the base offer. So we’re watching, we’re learning, I think you’ll probably see us be more opportunistic in that area as we move forward with the brand.

Chuck Cerankosky:

And, Dennis, I’m intrigued that you still refer to it as a test with eight of them. Is there an alternative format, if you do change course with these locations, or are they just short enough leases to support the no-go decision if that’s what ultimately happens?

Dennis Edison:

It’s more the latter. We have not entered into expensive leases nor long-term leases in any of the properties that we’re currently operating, as, you know, we started, we knew it was going to be a test. I’d say we’re more encouraged at this point than discouraged. But we want to make sure that we make a prudent decision with regard to rolling out the model, and we don’t want anybody getting ahead of, you know, the results, and getting too far afield. So we’re—you know, I think I said somewhere in my remarks, we tend to be sometimes pretty conservative, in how we run our business. And I think that’s reflected itself in our balance sheet over the course of the last several years. But, we’re not going to make a big mistake. And so we’re very planful (ph) as it relates to the rollout of Valu Land.

Chuck Cerankosky:

How would you track inflation for the quarter, and what’s your outlook for all of fiscal 2014?

Dennis Edison:

You know, that inflation, a little bit of inflation has always been good for the food industry, and, you know, it impacts us in so many different ways with a more traditional inflation rate. It’s a little bit easier to generate comp sales, and we just haven’t seen that. You know, our quarter, we were at retail, just a little bit over 1% inflation. Distribution was a little more than 1.5% inflation. But, you know, you put that up against, you know, what the USDA showed for the last couple years, I mean two years ago it was 4.8. Last year it was 2.5% inflation and the USDA actually this last week came out with new inflation numbers on food at home taking their outlook for the full year from 2.5 to 3.5% down to 1.5 to 2.5%. So we’re not expecting a significant amount of inflation going forward. We, you know, we are seeing some inflation, and Audi (ph) in some categories. You know, poultry continues to be pretty aggressive with regard to inflation. We’re seeing that in eggs as well. Beef tends to be a little more inflationary. And yet we’re seeing things going the other way, too. Pork is actually deflationary. So a mixed bag. I just don’t think we’re going to get a lot of inflation in the back half of the year.

Chuck Cerankosky:

Dennis, could you repeat what USDA’s new food at home inflation outlook is.

Dennis Eidson:

Yes. They’ve taken food at home; their previous outlook was 2.5 to 3.5%. And I think on July 25th, they revised their outlook to 1.5 to 2.5% inflation for food at home.

Chuck Cerankosky:

Okay. Thanks. Dave, on the $26 million of acquisition integration costs, what part of that would be cash?

Dave Staples:

I think the large portion of that will be cash. I’d say the majority of it will be cash.

Chuck Cerankosky:

Okay.

Dave Staples:

I mean, it ranges from, you know, all the type of things you’d expect, relocation expenses, you know, other types of associate-related expenses. You know, it runs that gamut of items. The implementation costs of projects. So while they, you know, some me be capitalized, they’ll still be cash and then depreciated.

Chuck Cerankosky:

Okay and last question. With the weather changing a bit, how has it been impacting second quarter thus far?

Dennis Eidson:

You know, we are pretty encouraged. I think you heard Dave remark that the second quarter we expected comp store sales at retail to be slightly negative to slightly positive. And obviously we had Easter and other factors in that first quarter, including weather. But, going from a negative 2.9 to potentially going positive would signal to you that things seem to be much better early in the second quarter. We are in fact comping positive in the business. Glen’s has performed significantly better in the second quarter than the first quarter. And you know, last year, the weather was unseasonably warm. But it also came early in that Glen’s shopper that goes up north here in Michigan in the summertime was there early and often. We just missed that entirely late in the first quarter and so we’re seeing a little bit more normal performance here in the second quarter. We’re encouraged early in Q2.

Chuck Cerankosky:

All right. Thanks.

Operator:

Our next question will be from Ajay Jain, Cantor Fitzgerald. Please go ahead.

Ajay Jain:

Hi, good morning. Just on the Easter and weather impact this quarter. I was wondering what the relatively impact on I.D.s was from weather, maybe you mentioned it. I think Dave, you mentioned that Easter was around 90 basis points. I wanted to see if you could talk about Easter and also what accounted for the rest of the I.D. decline?

Dave Staples:

You know, Easter obviously we mentioned the 90 points specifically. You know, the weather, and the cycling of the launch of the Yes is More, you know, when you look at trends, I mean that could be, you know, another 100-plus points. And then the cycling of our store openings in the 40ish type points was where we were at on that. So it really kind of runs you through the numbers pretty quick.

Ajay Jain:

Okay. So sequentially you’re looking for basically flat comps, is that a correct assessment? You’re looking for potentially positive, but, you know, potentially negative, so you’re looking for a sequential, a material sequential improvement is that…

Dave Staples:

Yes, a material sequential improvement, yes.

Ajay Jain:

I also wanted to ask about your perception of total industry growth in Michigan. Maybe last quarter was kind of an anomaly for the whole industry in your region because of Easter and bad weather. How fast do you think the industry is growing in your markets based on like total ACV and do you think you’re maintaining your share of total industry growth in retail?

Dennis Eidson:

I’ll take a whack at that. Our share is holding relatively flat, actually, Ajay, we track it a number of different ways. Retail is flat when you combine retail and wholesale. Again, it’s flat. Maybe just a smidgen positive. If you look at all commodity volume in the state of Michigan for the quarter, it was actually negative. About 1.2% in the quarter. Now, if you go back 52-weeks, it has been just slightly positive, like .3% positive. And this is being tracked by units, just so we get the terminology straight. So it’s flattish, the quarter was not positive, interestingly enough. And I think, you know, remember, we’re–it’s probably still a little bit of the payroll tax thing going on, and I hate to even talk about the weather. But it was stinky. Hopefully that helps you.

Ajay Jain:

That’s very helpful. And finally, if you are able to get to slightly positive I.D.s this quarter, do you see this as an inflexion point where you can sort of sustain positive comps now that you’re cycling investments from last year and I should add that my question is just for the legacy Spartan Stores, not the Nash Finch retail stores.

Dave Staples:

Yes, I think you see that in our guidance, Ajay, so we talk about being slightly negative, slightly positive for Q2, and then we talk about the full year, you know, moving to slightly negative to slightly positive. So I think implicit in that is that we would be, you know, in that same that kind of run rate for the whole second half of the year.

Ajay Jain:

Okay. Great. Thank you very much.

Operator:

Our next question is from Ben Brownlow, Raymond James. Please go ahead

Ben Brownlow:

Good morning.

Dennis Eidson:

Good morning.

Ben Brownlow:

Could you guys talk a little bit about what you’re seeing in the competitive landscape in terms of promotional levels.

Dennis Eidson:

You know, I would say it’s competitive, it’s heated, but not irrational. You know, Meijer is one of the primary competitors that we have across the state, and, you know, I think over the course of time, they’ve, you know, attempted to get their everyday pricing a little closer to Wal-Mart, and I think the market is reacting accordingly. But, you know, Kroger does what Kroger does on the east side of the state. We have tremendous respect for them, in their go-to-market strategy. They’re taking Wal-Mart head on in the marketplace. And they’ve got some pretty effective marketing that they’ve deployed against Wal-Mart. We, you know, we price right even with Kroger day in and day out. We run a high low promotional program, and we think that resonates with our customers, but competitive, but rational, I would say.

Ben Brownlow:

And with the whole food store in Detroit, they were commenting on a value strategy on perishables. Are you seeing any impact in that market?

Dennis Eidson:

We are not. And the store is performing fairly well. It’s new. –We don’t have a corporate store anywhere near metro Detroit or downtown Detroit to be able to, you know, feel the numbers directly ourselves. In talking to independent customers that we have in the geography, they have not been significantly impacted. I think it’s been a, you know, a lunch crowd that’s been pretty aggressive there. Mid-day shopping. But we haven’t felt the impact yet. Now, maybe we will. But so far we haven’t felt it.

Ben Brownlow:

Okay. And just thinking about the merger in the retail banners, can you talk a little bit around the competitive advantages you see between Family Fare and Glen’s versus the numerous concepts at Nash Finch?

Dennis Eidson:

You know, I maybe a little early to get too deep into that. I would say that, you know, they recently bought the Bag ‘N Save stores, and No Frills in Omaha which is a pretty large percentage of that portfolio. They haven’t even owned it for a year, and they’re still integrating that. I think we have more history as going to market as a chain of stores that you would see probably more continuity in our offers than what you might see in the Nash Finch brands. I’m very impressed with the fresh fare concept, family fresh concept that they have. Within a couple of those stores, they seem to be performing very well, you know, focused on the perimeter with a real value statement on the inside of the store. Maybe just a little bit early. I think there are things we do from just a continuity perspective that may be helpful. And I’m absolutely positive there are things they do that will be helpful in our retail portfolio.

Ben Brownlow:

Great. Thank you. And just a housekeeping question. Do you have fuel center revenue contribution in front of you for the quarter?

Dave Staples:

Fuel for the quarter?

Ben Brownlow:

Yes. From the fuel center.

Dave Staples:

Yes, it was 49.3.

Dave Staples:

Great. Thank you very much.

Operator:

As a final reminder, if you do wish to ask a question, please press star, then one. Please hold while we poll for any final questions.

Having no more questions, this concludes our question-and-answer session. I would like to turn the conference back over to Management for—actually, we just have a question came from Chuck Cerankosky, North Coast Research. Please go ahead, sir.

Chuck Cerankosky:

Guys, I forgot to ask this before. What was the penny profit per gallon of gasoline in the quarter? And how did that compare to a year ago?

Dennis Eidson:

The penny profit per gallon was about $0.02 better than a year ago for the quarter.

Chuck Cerankosky:

What would that put it at absolutely?

Dave Staples:

I think it’s around $0.26.

Dennis Eidson:

It’s $0.21.6

Chuck Cerankosky:

21.6? All right, thank you.

.

Dennis Eidson:

Well, with no further questions, I want to thank everybody. It concludes our first quarter 2014 conference call. Thank you all for joining us today, and we’re going to obviously look forward to sharing our progress with you next quarter. Thank you.

Operator:

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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Important Information for Investors

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration. Spartan Stores will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Spartan Stores. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, (616) 878-2830. Copies of documents filed with the SEC by Nash Finch will be available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, (952) 844-1262.

Participants in the Transaction

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.